Exhibit 99.1

OLYMPUS PACIFIC MINERALS INC.
NOTICE OF CHANGE IN FINANCIAL YEAR-END
PURSUANT TO SECTION 4.8 OF
NATIONAL INSTRUMENT 51-102 – CONTINUOUS DISCLOSURE OBLIGATIONS
(THE “INSTRUMENT”)

1.	Change of Financial Year-End

The Board of Directors of Olympus Pacific Minerals Inc. (the “Reporting Issuer”) has decided to change its financial year end from December 31 to June 30. The next financial year-end of the Reporting Issuer will occur on June 30, 2012.

2.	Reason for the Change

The Reporting Issuer would like to avoid the financial preparation and audit process coinciding with Lunar new year holidays in Asia in late January or early February each year during which many of the Company’s accounting staff are unavailable.

3.	Reporting Issuer’s Old Financial Year-End

December 31

4.	Reporting Issuer’s new Financial Year-End

June 30

5.	Transition year

Six months ended June 30, 2012

6.
Length and ending date of the periods, including the comparative periods, of each Interim Financial Report and the Annual Financial Statements to be filed for the Reporting Issuer’s transition year and its new financial year

Transition Year	Comparative Annual Financial Statements to Transition Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods
Six months ended June 30, 2012	Twelve months ended December 31, 2011	Three months ended March 30, 2012	Three months ended March 30, 2011

New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
Twelve months ended June 30, 2013	Six months ended June 30, 2012 and twelve months ended December 31, 2011	Three months ended September 30, 2012 Six months ended December 31, 2012 Nine months ended March 30, 2013	Three months ended September 30, 2011 Six months ended December 31, 2011 Nine months ended March 30, 2012

7.	Filing deadlines, prescribed under Sections 4.2 and 4.4 of the Instrument, for the Annual Financial Statements and Interim Financial Reports for the Reporting Issuer’s transition year

(a)	For the three-month period ended March 31, 2012, the filing deadline is May 15, 2012; and

(b)	For the transitional six-month year-end period ending June 30, 2012, the filing deadline is September 28, 2012.

DATED this 18th day of April, 2012.

OLYMPUS PACIFIC MINERALS INC.
By:	“S. Jane Bell”
Name:	S. Jane Bell
Title:	Chief Financial Officer